

May 9, 2014

David T. Hamamoto
Chief Executive Officer
NorthStar Asset Management Group Inc.
399 Park Avenue
18th Floor
New York, New York 10022

> **Re:** **NorthStar Asset Management Group Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 14, 2014**
> **File No. 001-36301**

Dear Mr. Hamamoto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Asset Management Strategy, page 2

1. Please also expand the footnote disclosure to reflect that CAD per share was insufficient to trigger the incentive fee, consistent with you disclosure on page 46 in the pro forma footnotes.

Unaudited Pro Forma Financial Information

Balance Sheet Footnote 2, page 46

2. Please explain to us how your adjustment for estimated transaction costs is factually supportable.

Management's Discussion and Analysis of Financial Condition, page 47

3.   We note your response to comment 6 that substantially all of NorthStar Realty's employees will become your employees. Please explain to us the difference between the salaries expense and equity based compensation included in your pro forma financial statements and the amount included in NorthStar Realty's Form 10-K.

4.   We note that there are no provisions of income taxes in you pro forma financial statements. Please revise to discuss the impact of income taxes to shareholders going forward.

Financial Statements, page F-1

General

5.   We note your response to our prior comments 8, 9 and 16. We further note your disclosure in footnotes 2 and 3 to your pro forma financial statements that the related adjustments represent estimated costs for employees that would have been employed by NSAM. Please explain to us how you applied the guidance in SAB Topic 1B in determining these costs should not be included in the carve out financial statements of NSAM.

Combined Statements of Operations, Page F-4

6.   We have considered your response to our prior comment 17 and are unable to agree with your analysis. Please revise your financial statement presentation to comply with Rule 5-03 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel